NYIAX, Inc.

180 Maiden Lane, 11th Floor

New York, NY 10005

February 14, 2023

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Attn: Kyle Wiley

Re:	NYIAX, Inc. (the “Company”)
Registration Statement on Form S-1
File No. 333-265357 (the “Registration Statement”)

Ladies and Gentlemen:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:00 p.m. (Eastern Time) on February 14, 2023, or as soon thereafter as practicable.

Please contact Mitchell L. Lampert, Esq. of Robinson & Cole LLP, U.S. securities law counsel of the Company, at (203) 462-7559, to provide notice of effectiveness, or if you have any questions or concerns regarding the foregoing.

Very truly yours,

NYIAX, Inc.

By:	/s/ Christopher Hogan
Name:	Christopher Hogan
Title:	Interim Chief Executive Officer

cc: Mitchell L. Lampert, Esq.